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                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549

                             --------------------

                               AMENDMENT NO. 36
                                      TO
                                SCHEDULE 14D-9

         Solicitation/Recommendation Statement under Section 14(d)(4)
                    of the Securities Exchange Act of 1934
          (with respect to the Offer by Northrop Grumman Corporation)

                             --------------------

                        NEWPORT NEWS SHIPBUILDING INC.
                           (Name of Subject Company)

                        NEWPORT NEWS SHIPBUILDING INC.
                       (Name of Person Filing Statement)

                    COMMON STOCK, PAR VALUE $0.01 PER SHARE
            (INCLUDING ASSOCIATED SERIES A PARTICIPATING CUMULATIVE
                       PREFERRED STOCK PURCHASE RIGHTS)
                        (Title of Class of Securities)

                                   652228107
                     (CUSIP Number of Class of Securities)

                           STEPHEN B. CLARKSON, ESQ.
                        NEWPORT NEWS SHIPBUILDING INC.
                            4101 WASHINGTON AVENUE
                            NEWPORT NEWS, VA 23607
                                (757) 380-2000

      (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of the Persons Filing Statement)

                           -------------------------

                                With Copies to:
                              Richard Hall, Esq.
                            Cravath, Swaine & Moore
                               825 Eighth Avenue
                              New York, NY 10019
                                (212) 474-1000

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[ ] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

     Newport News Shipbuilding Inc., a Delaware corporation (the "Company"), hereby amends and supplements its Solicitation/Recommendation Statement on
Schedule 14D-9, originally filed with the SEC on June 6, 2001 and as amended and supplemented prior to the date hereof (the "Northrop Grumman Schedule 14D-9"), with respect to the offer by Northrop Grumman to purchase all the issued and outstanding Shares of the Company. Capitalized terms not defined herein have the meanings assigned thereto in the Northrop Grumman Schedule 14D-9.


ITEM 8. ADDITIONAL INFORMATION

     Item 8 of the Northrop Grumman Schedule 14D-9 is hereby amended and supplemented by adding the following text to the end thereof:

     On November 21, 2001, Northrop Grumman announced that the Form S-4 has been declared effective by the SEC.

     On November 26, 2001, the Company issued and distributed to its salaried and hourly employees the November 2001, Volume 1 edition of the For Your Benefit Newsletter, the full text of which is attached as Exhibit (a)(5)(X) hereto and incorporated herein by reference, setting forth certain questions and answers regarding the Northrop Grumman Offer.


ITEM 9. EXHIBITS

     Item 9 of the Northrop Grumman Schedule 14D-9 is hereby amended and supplemented by adding the following text thereto:

     (a)(5)(X) Text of the November 2001, Volume 1 edition of the For Your Benefit Newsletter, issued and distributed by the Company on November 26, 2001.


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                                                                             3


                                   SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                        NEWPORT NEWS SHIPBUILDING INC.


                                           By: /s/ STEPHEN B. CLARKSON
                                               ------------------------------
                                               Name:   Stephen B. Clarkson
                                               Title:  Vice President,
                                                       General Counsel and
                                                       Secretary


Dated: November 26, 2001

                               INDEX TO EXHIBITS


Exhibit No.         Description
------------        --------------

*(a)(1)(A)          Amended and Restated Offer to Exchange dated November 13,
                    2001 (filed as Exhibit (a)(4)(A) to the Northrop Grumman
                    Schedule TO and incorporated herein by reference).

*(a)(1)(B)          Form of Letter of Election and Transmittal (filed as
                    Exhibit 99.8 to Amendment No. 5 to the Northrop Grumman
                    Form S-4 dated November 13, 2001, and incorporated herein by reference).

*(a)(1)(C)          Form of Notice of Guaranteed Delivery (filed as Exhibit
                    99.9 to Amendment No. 5 to the Northrop Grumman Form S-4 dated November 13, 2001, and incorporated herein by reference).

*(a)(1)(D)          Form of Letter to Brokers, Dealers, Commercial Banks,
                    Trust Companies and other Nominees (filed as Exhibit 99.10 to Amendment No. 5 to the Northrop Grumman Form S-4 dated
                    November 13, 2001, and incorporated herein by reference).

*(a)(1)(E)          Form of Letter to Clients for Use by Brokers, Dealers,
                    Commercial Banks, Trust Companies and other Nominees
                    (filed as Exhibit 99.11 to Amendment No. 5 to the Northrop
                    Grumman Form S-4 dated November 13, 2001, and incorporated herein by reference).

*(a)(1)(F)          Guidelines for Certification of Taxpayer Identification
                    Number on Substitute Form W-9 (filed as Exhibit 99.12 to
                    Amendment No. 5 to the Northrop Grumman Form S-4 dated
                    November 13, 2001, and incorporated herein by reference).

*(a)(2)             (A) Letter to stockholders from William P. Fricks dated
                    June 6, 2001.

*(a)(2)(B)          Letter to stockholders from William P. Fricks dated
                    November 13, 2001.


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                                                                             5


(a)(3)              Not Applicable.

(a)(4)              Not Applicable.

*(a)(5)(A)          Letter dated May 8, 2001 from Kent Kresa to William P.
                    Fricks (filed as Exhibit (a)(5)(C) to the General Dynamics
                    Statement).

*(a)(5)(B)          Complaint filed by Patricia Heinmuller in the Court of
                    Chancery of the State of Delaware, in and for New Castle
                    County, on May 9, 2001 (filed as Exhibit (a)(5)(vii) to
                    Amendment No. 2 to the General Dynamics Schedule TO and incorporated herein by reference).

*(a)(5)(C)          Complaint filed by Ellis Investments, Ltd. in the Court of
                    Chancery of the State of Delaware, in and for New Castle
                    County, on May 10, 2001 (filed as Exhibit (a)(5)(viii) to
                    Amendment No. 2 to the General Dynamics Schedule TO and incorporated herein by reference).

*(a)(5)(D)          Complaint filed by David Bovie in the Court of Chancery of the State of Delaware, in and for New Castle County, on May 10, 2001 (filed as Exhibit(a)(5)(ix) to Amendment No.
                    2 to the General Dynamics Schedule TO and incorporated herein by reference).

*(a)(5)(E)          Complaint filed by Efrem Weitschner, in the Court of
                    Chancery of the State of Delaware, in and for New Castle
                    County, on May 11, 2001 (filed as Exhibit (a)(5)(x) to
                    Amendment No. 2 to the General Dynamics Schedule TO and incorporated herein by reference).

*(a)(5)(F)          Complaint filed by Eric van Gelder, in the Court of
                    Chancery of the State of Delaware, in and for New Castle
                    County, on May 16, 2001 (filed as Exhibit (a)(5)(xi) to
                    Amendment No. 3 to the General Dynamics Schedule TO and incorporated herein by reference).

*(a)(5)(G)          Text of press release, dated June 6, 2001.

*(a)(5)(H)          Text of the June 2001, Volume 1 edition of the For Your
                    Benefit Newsletter, issued and distributed by the Company on June 6, 2001 (filed as Exhibit(a)(5)(M) to the General
                    Dynamics Schedule TO and incorporated herein by reference).

*(a)(5)(I)          Text of letter from Kent Kresa to William B. Fricks dated
                    June 15, 2001.

*(a)(5)(J)          Text of press release issued by Northrop Grumman, dated
                    June 21, 2001 (filed as Exhibit (a)(5)(G) to the Northrop
                    Grumman Schedule TO and incorporated herein by reference).

*(a)(5)(K)          Text of press release issued by General Dynamics, dated
                    June 25, 2001 (filed as Exhibit (a)(5)(xiv) to the General
                    Dynamics Schedule TO and incorporated herein by reference).

*(a)(5)(L)          Text of press release issued by the Company, dated October
                    4, 2001.

*(a)(5)(M)          Text of letter from Kent Kresa to William B. Fricks, dated
                    October 4, 2001.

*(a)(5)(N)          Text of press release issued by the Company, dated October
                    5, 2001.

*(a)(5)(O)          Text of press release issued by the Company, dated October
                    23, 2001.

*(a)(5)(P)          Complaint filed by the U.S. Department of Justice with the
                    District Court for the District of Columbia on October 23,
                    2001 (filed as Exhibit (a)(5)(xxviii) to Amendment No. 21 to the General Dynamics Schedule TO and incorporated herein by reference).

*(a)(5)(Q)          Text of press release issued by the Company, dated October
                    26, 2001.

*(a)(5)(R)          Termination Agreement, dated October 26, 2001, between
                    General Dynamics and the Company.

*(a)(5)(S)          Text of press release issued by the Company, dated
                    November 6, 2001.

*(a)(5)(T)          Text of press release issued by the Company and Northrop
                    Grumman, dated November 8, 2001 (filed as Exhibit 99.1


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                                                                             7


                    to the Company's Current Report on Form 8-K dated November 8, 2001, and incorporated herein by reference).

*(a)(5)(U)          Opinion of Credit Suisse First Boston Corporation dated
                    November 7, 2001 (included as Annex B hereto).

*(a)(5)(V)          Information Statement pursuant to Section 14(f) of the
                    Exchange Act (included as Annex A hereto).

*(a)(5)(W)          Retention Bonus Agreement, dated November 7, 2001, between
                    Northrop Grumman and Thomas C. Schievelbein (filed as
                    Exhibit 10.32 to Amendment No. 5 to the Northrop Grumman
                    Form S-4 dated November 13, 2001, and incorporated herein by reference).

(a)(5)(X) Text of the November 2001, Volume 1 edition of the For Your Benefit Newsletter, issued and distributed by the Company on November 26, 2001.

*(e)(1)             Confidentiality Agreement between Northrop Grumman and the
                    Company.

*(e)(2) Agreement and Plan of Merger, dated as of November 7, 2001, among Northrop Grumman, the Northrop Grumman Purchaser and the Company (filed as Exhibit 2.1 to the Company's Current Report on Form 8-K dated November 8, 2001, and incorporated herein by reference).

*(e)(3) Amendment No. 3 dated as of November 7, 2001, to the Rights Agreement between Newport News Shipbuilding Inc. and EquiServe Trust Company, N.A. (formerly First Chicago Trust Company of New York), as Rights Agent (filed as
                    Exhibit 4 to the Company's Form 8-A/A dated November 8, 2001, and incorporated herein by reference).

(g)                 Not Applicable.

* Previously filed.

                                                             Exhibit (a)(5)(X)



                                                                  November 2001
                                                                  Volume 1
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Newport News Shipbuilding

FOR YOUR BENEFIT

                                                 SALARIED AND HOURLY EMPLOYEES
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Q.      What is the Northrop Grumman offer?

A. Northrop Grumman offers, for each share of Newport News Shipbuilding common stock, either $67.50 per share in cash or a number of shares of Northrop Grumman common stock designed to provide a value of $67.50, subject to certain limitations and proration procedures. You should carefully read the Northrop Grumman prospectus in its entirety to fully understand the offer and its terms.

Q.      Should I tender my shares to Northrop Grumman?

A. Yes, the Newport News Shipbuilding Board of Directors recommends that you tender your shares, but you are under no obligation to do so. The Newport News Shipbuilding Board of Directors believes the offer is in the best interest of all Newport News Shipbuilding shareholders.

Q.      What happens if I do not tender my shares?

A. Assuming that the tender offer is completed, Northrop Grumman will exchange a combination of cash and Northrop Grumman stock for all Newport News Shipbuilding shares outstanding at the time Northrop Grumman completes the merger. Each Newport News Shipbuilding shareholder may make for the Newport News Shipbuilding shares exchanged at the time of merger, either an election for $67.50 in cash or for a number of shares of Northrop Grumman stock equal to the exchange ratio established for the offer, subject to certain limitations and proration procedures. The exchange ratio for the offer consideration and the merger consideration will be the same, regardless of the Northrop Grumman stock price at the time of the completion of the merger.

Q.      What are my choices if I tender my shares?

A. You will have the choice to elect to receive either cash or Northrop Grumman shares. To the extent the cash or stock component that you choose and the demand for that component exceeds the amount available in the offer, you will receive a combination of cash and stock, in accordance with the proration procedures of the offer. If you do not make an election, you will be allocated whatever component is remaining after taking into account the preferences of the other tendering shareholders.

Q.      How do I tender my shares?

A. You will receive information and instruction regarding the tender offer from each plan or account in which you hold Newport News Shipbuilding shares. Information from Merrill Lynch (salaried) and First Union (hourly) is for shares held in the 401(k) Plan. Information from Salomon Smith Barney is for shares held in the ESPAP.
        If you hold shares directly in your own personal account, you may also receive information from the transfer agent or your stock broker. You must respond to the tender offer separately for each plan or account in which you hold shares.

Q. Who can I call for assistance if I do not understand how to tender my shares?

A. Depending on where your Newport News Shipbuilding shares are held, you should call the following numbers:

             Merrill Lynch (salaried 401(k) plan)             1-877-667-7526
             First Union (hourly 401(k) plan)                 1-800-377-9188
             Salomon Smith Barney (ESPAP)                     1-800-367-4777
             D.F. King & Co. (directly owned shares)          1-800-758-5378

Q.      What happens if I have already tendered my shares?

A. If you tendered your shares to General Dynamics, those shares were automatically withdrawn when the merger agreement with General Dynamics was terminated. You must make a separate tender to Northrop Grumman, in accordance with the tender instruction for each plan or account. If you tendered your shares to Northrop Grumman under the earlier tender offer, your tender instruction and election remain in effect and no further action is necessary.

Q.      When does the offer expire?

A. The offer has been extended to November 29, 2001 and will expire on that date unless Northrop Grumman extends it. The individual plans or accounts where your shares are held may have their own deadlines on accepting your instruction.

Q.      When do I get cash or Northrop Grumman stock if I tender my shares?

A. If you tender your Newport News Shipbuilding shares, you will be paid promptly following consummation of the offer (e.g., when a majority of shares have been tendered and accepted by Northrop Grumman). Depending on your election and the proration procedure, the cash, stock or a combination will be paid to the plan or account that held the Newport News Shipbuilding shares.

Q.      What happens to my stock options? Do I need to tender them?

A. There is no need to tender your stock options. Following consummation of the offer, each outstanding and unexercised option, whether vested or unvested, will be cancelled, and you will receive a payment in cash for the excess of the Newport News Shipbuilding per share value of the offer consideration over the option exercise price. The payment will be subject to normal payroll tax withholdings.



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